January 30, 2007

Richard Govatski
Chairman of the Board of Directors,
        Chief Executive Officer and President
New Mexico Software, Inc.
5021 Indian School Road, Suite 100
Albuquerque, New Mexico 87110

>   **Re: New Mexico Software, Inc.**
>   **Form 8-K filed on January 25, 2007**
>   **File No. 3-30176**

Dear Mr. Govatski:

   We have reviewed the above referenced filing and have the following comment. Please note that we have limited our review to the matters addressed in the comment below.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed on January 25, 2007

1. We note that you have filed what appears to be the resignation letter from your former accountant as Exhibit 16. This letter does not meet the requirements of Item 304(a)(3)of Regulation S-B. Please amend the report to include a letter addressed to the Commission stating whether the former accountant agrees with the statements made in your Form 8-K.

* * * * *

   Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. lease understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tamara Tangen, Senior Staff Accountant, at (202) 551-3443 if you have any questions regarding our comments on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.

Sincerely,

Stephen G. Krikorian
Accounting Branch Chief